

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 8, 2009

By U.S. Mail and Facsimile to: (802)865-1834

Michael R. Tuttle
President and CEO
Merchants Bancshares, Inc.
275 Kennedy Drive
South Burlington, VT 05403

      Re: **Merchants Bancshares, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed March 16, 2009
            File No. 000-11595

Dear Mr. Tuttle:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Kathryn McHale
                Staff Attorney